Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

June 30, 2019

Forward-looking statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to achieve targeted efficiencies and cost savings; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s markets and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

Table of Contents

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20‑F for the year ended December 31, 2018. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of July 30, 2019.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). NXP provides secure connectivity solutions for embedded applications, driving innovation in the secure connected vehicle, end-to-end security, and the smart connected solutions markets. Our products leverage our deep application and technology insight, with particular expertise in embedded digital processing, precision analog-mixed signal design, radio frequency, power management, high-speed interface, and end-to-end security. Our hardware and software product solutions are adapted by market leaders in the end-markets of automotive, industrial and IoT, mobile and communications infrastructure.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On May 29, 2019, we entered into a definitive agreement with Marvell under which NXP will acquire Marvell’s Wireless WiFi Connectivity Business Unit, Bluetooth technology portfolio and related assets, for $1.76 billion in cash. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close by the first quarter of 2020 even though there could be a possibility for an accelerated closing timeline.

On June 18, 2019, the Company announced the voting results of the June 17, 2019 annual general meeting of shareholders (“AGM”). All management proposals, including the appointment of three new non-executive directors (Ms. Lena Olving, Ms. Jasmin Staiblin and Mr. Karl-Henrik Sundström), the Omnibus Plan and the Share Repurchase Authorization, were adopted by the AGM. The Company also announced the same date the decision of its board of directors that the company for reporting purposes will apply the U.S. domestic filer requirements.

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Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q2 2019	Q2 2018	YTD 2019	YTD 2018

Revenue	2,217	2,290	4,311	4,559
% nominal growth	(3.2)	4.0	(5.4)	3.3
Gross profit	1,151	1,180	2,223	2,352
Research and development	(408)	(438)	(823)	(864)
Selling, general and administrative	(230)	(242)	(478)	(490)
Amortization of acquisition-related intangible assets	(355)	(363)	(712)	(723)
Other income (expense)	(1)	-	1	-
Operating income (loss)	157	137	211	275

Q2 2019 compared to Q2 2018

In the quarter ended June 30, 2019, revenue declined by $73 million as compared to the quarter ended July 1, 2018. Included in the latter is $37 million of revenue related to divested businesses or activities. As of January 1, 2019, income and expenses derived from manufacturing service arrangements (“MSA”) and transitional service arrangements (“TSA”) that are put into place when we divest a business or activity, are included in other income (expense). Gross profit decreased in the second quarter of 2019 as compared to the second quarter of 2018 primarily as a result of the decline in sales. Operating expenses in the second quarter of 2019 decreased as compared to the second quarter of 2018 primarily as a result of decreased research and development costs. Other income (expense) in the second quarter of 2019 includes the net result of income and expenses derived from divested businesses or activities as discussed above.

YTD 2019 compared to YTD 2018

In the six month period ended June 30, 2019, revenue declined by $248 million as compared to the six month period ended July 1, 2018. Included in the latter is $75 million of revenue related to divested businesses or activities. Gross profit decreased in the first six months of 2019 as compared to the first six months of 2018 primarily as a result of the decline in sales. Operating expenses in the first six months of 2019 decreased as compared to the first six months of 2018 primarily as a result of decreased research and development costs. Other income (expense) in the first six months of 2019 includes the net result of income and expenses derived from divested businesses or activities as discussed above.

The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP) for each of the three and six month periods ended June 30, 2019 and July 1, 2018, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2019	Q2 2018	YTD 2019	YTD 2018

Gross profit	(20)	(20)	(37)	(39)
Selling, general and administrative	(2)	(1)	(3)	(4)
Amortization of acquisition-related intangible assets	(355)	(363)	(712)	(723)
Operating income (loss)	(377)	(384)	(752)	(766)

Prior to January 1, 2019, HPMS was our sole reportable segment. Corporate and Other represented the remaining portion to reconcile to the Consolidated Financial Statements. Effective January 1, 2019, NXP removed the reference to HPMS in its organizational structure in acknowledgement of the one reportable segment representing the entity as a whole.

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Revenue

The following table presents revenue and revenue growth for each of the three and six month periods ended June 30, 2019 and July 1, 2018, respectively:

($ in millions, unless otherwise stated)	Q2 2019		Q2 2018	YTD 2019		YTD 2018
	Revenue	Growth %	Revenue	Revenue	Growth %	Revenue

Revenue	2,217	(3.2)	2,290	4,311	(5.4)	4,559

Q2 2019 compared to Q2 2018

Revenue decreased $73 million to $2,217 million in the second quarter of 2019 compared to $2,290 million in the second quarter of 2018, a year-on-year decrease of 3.2%. Included in the second quarter of 2018 is the revenue related to divested businesses or activities, $37 million. The decline is mainly related to lower sales to distributors due to lower end-customer demand, in particular in the Greater China region.

YTD 2019 compared to YTD 2018

Revenue decreased $248 million to $4,311 million in the first six months of 2019 compared to $4,559 million in the first six months of 2018, a year-on-year decrease of 5.4%. Included in the first six months of 2018 is the revenue related to divested businesses or activities, $75 million. The decline is mainly related to lower sales to distributors due to lower end-customer demand, in particular in the Greater China region.

Gross Profit

The following table presents gross profit for each of the three and six month periods ended June 30, 2019 and July 1, 2018, respectively:

($ in millions, unless otherwise stated)	Q2 2019		Q2 2018		YTD 2019		YTD 2018
	Gross profit	% of revenue	Gross profit	% of revenue	Gross profit	% of revenue	Gross profit	% of revenue

Gross Profit	1,151	51.9	1,180	51.5	2,223	51.6	2,352	51.6

Q2 2019 compared to Q2 2018

Gross profit in the second quarter of 2019 was $1,151 million, or 51.9% of revenue compared to $1,180 million, or 51.5% of revenue in the second quarter of 2018, a decrease of $29 million, primarily driven by lower revenue resulting from lower demand.  The gross margin percentage increased from 51.5% to 51.9%, mainly as a result of focused cost control and customer mix in the second quarter of 2019.

YTD 2019 compared to YTD 2018

Gross profit in the first six months of 2019 was $2,223 million, or 51.6% of revenue compared to $2,352 million, or 51.6% of revenue in the first six months of 2018, a decrease of $129 million, primarily driven by lower revenue resulting from lower demand.

Operating expenses

The following table presents operating expenses for each of the three and six month periods ended June 30, 2019 and July 1, 2018:

($ in millions, unless otherwise stated)	Q2 2019		Q2 2018		YTD 2019		YTD 2018
	Operating expenses	% of revenue	Operating expenses	% of revenue	Operating expenses	% of revenue	Operating expenses	% of revenue

Operating expenses	993	44.8	1,043	45.5	2,013	46.7	2,077	45.6

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The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2019	Q2 2018	YTD 2019	YTD 2018

Research and development	408	438	823	864
Selling, general and administrative	230	242	478	490
Amortization of acquisition-related intangible assets	355	363	712	723
Operating expenses	993	1,043	2,013	2,077

Q2 2019 compared to Q2 2018

Operating expenses decreased $50 million to $993 million in the second quarter of 2019, compared to $1,043 million in the second quarter of 2018. The decrease in operating expenses is mainly the result of ongoing cost control, resulting in lower expenditures in personnel and operating related costs, specifically in research and development.

YTD 2019 compared to YTD 2018

Operating expenses decreased $64 million to $2,013 million in the first six months of 2019, compared to $2,077 million in the first six months of 2018. The decrease in operating expenses is mainly the result of ongoing cost control, resulting in lower expenditures in personnel and operating related costs, specifically in research and development.

Operating income (loss)

The following table presents operating income (loss) for each of the three and six month periods ended June 30, 2019 and July 1, 2018:

($ in millions, unless otherwise stated)	Q2 2019		Q2 2018		YTD 2019		YTD 2018
	Operating income (loss)	% of revenue	Operating income (loss)	% of revenue	Operating income (loss)	% of revenue	Operating income (loss)	% of revenue

Operating income (loss)	157	7.1	137	6.0	211	4.9	275	6.0

Q2 2019 compared to Q2 2018

Operating income (loss) increased $20 million to $157 million in the second quarter of 2019, compared to $137 million in the second quarter of 2018. The increase is the result of the items discussed above.

YTD 2019 compared to YTD 2018

Operating income (loss) decreased $64 million to $211 million in the first six months of 2019, compared to $275 million in the first six months of 2018. The decrease is the result of the items discussed above.

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q2 2019	Q2 2018	YTD 2019	YTD 2018

Interest income	12	12	25	25
Interest expense	(89)	(61)	(176)	(136)
Total interest expense, net	(77)	(49)	(151)	(111)
Foreign exchange rate results	(1)	5	(7)	-
Extinguishment of debt	(10)	(26)	(10)	(26)
Miscellaneous financing costs/income and other, net	(1)	(1)	(4)	(2)
Total other financial income (expense)	(12)	(22)	(21)	(28)
Total	(89)	(71)	(172)	(139)

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Q2 2019 compared to Q2 2018

Financial income (expense) was an expense of $89 million in the second quarter of 2019, compared to an expense of $71 million in the second quarter of 2018. The increase was the result of incremental interest expense, due to incremental debt raised in the fourth quarter of 2018, partly offset by lower debt extinguishment costs.

YTD 2019 compared to YTD 2018

Financial income (expense) was an expense of $172 million in the first six months of 2019, compared to an expense of $139 million in the first six months of 2018. As a result of incremental debt in the fourth quarter of 2018, interest expense increased, partly offset by lower debt extinguishment costs.

Benefit (provision) for income taxes

Q2 2019 compared to Q2 2018

Our effective tax rate reflects the impact of tax incentives, non-deductible expenses, change in valuation allowance, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the mix of income and losses in various jurisdictions. Our effective tax rate for the second quarter of 2019 was an expense of 30.9% compared with an expense of 6.1% for the second quarter of 2018. The movement in our effective tax rate reflects mainly the increase in the change in valuation allowance ($11 million) and non-deductible expenses ($4 million).

YTD 2019 compared to YTD 2018

Our effective tax rate reflects the impact of tax incentives, non-deductible expenses, change in valuation allowance, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the first six months of 2019 was a tax expense of 30.8% compared with an expense of 4.4% for the first six months of 2018. The movement in our effective tax rate reflects mainly the increase in the change in valuation allowance ($22 million) and non-deductible expenses ($16 million) which is partly offset by higher tax incentive benefits in first half year 2019 compared to the same period in 2018 ($7 million).

Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q2 2019	Q2 2018	YTD 2019	YTD 2018

Operating income (loss)	157	137	211	275
Financial income (expense)	(89)	(71)	(172)	(139)
Benefit (provision) for income taxes	(21)	(4)	(12)	(6)
Result equity-accounted investees	(1)	4	3	6
Net income (loss)	46	66	30	136

Non-controlling interests

Q2 2019 compared to Q2 2018

Non-controlling interests are related to the third-party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $5 million in the second quarter of 2019, compared to $12 million in the second quarter of 2018. The decrease is the result of lower sales due to lower customer demand.

YTD 2019 compared to YTD 2018

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Non-controlling interests are related to the third-party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $10 million in the first six months of 2019, compared to $24 million in the first six months of 2018. The decrease is the result of lower sales due to lower customer demand.

Employees

As of June 30, 2019 we had 28,900 full-time equivalent employees (as of December 31, 2018: 30,000 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	June 30, 2019	December 31, 2018

Europe and Africa	20	20
Americas	19	20
Greater China	25	25
Asia Pacific	36	35
Total	100	100

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Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. At the end of the second quarter of 2019, our cash balance was $3,030 million, an increase of $241 million compared to December 31, 2018. On June 11, 2019, we entered into a new unsecured Revolving Credit Facility of $1.5 billion which matures in 2024, replacing the $600 million secured Revolving Credit Facility with a maturity in 2020.  Taking into account the available amount of the unsecured Revolving Credit Facility of $1.5 billion, we had access to $4,530 million of liquidity as of June 30, 2019.

We currently use cash to fund operations, meet working capital requirements, for capital expenditures and for potential common stock repurchases, dividends and strategic investments. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations, working capital requirements, capital expenditures, strategic investments and potential dividends for at least the next year. Our capital expenditures were $250 million in the first six months of 2019, compared to $285 million in the first six months of 2018. During the six month period ended June 30, 2019, we repurchased $1,360 million, or 15.1 million shares of our common stock pursuant to our share buyback program at a weighted average price of $90.09 per share.

Our total debt amounted to $8,538 million as of June 30, 2019, an increase of $1,184 million compared to December 31, 2018 ($7,354 million). On June 18, 2019, NXP issued 3.875% Senior Notes due in 2026 ($750 million) and 4.3% Senior Notes due in 2029 ($1 billion). A portion of the net proceeds from the June 18, 2019 notes offering was used to redeem $553 million of outstanding principal amount of our 4.125% Senior Notes due 2020. The remaining $47 million of aggregate principal amount of 4.125% Notes were redeemed under the terms of the indenture governing these notes on July 3, 2019.

At  June 30, 2019 our cash balance was $3,030 million of which $144 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the first 6 months of 2019, no dividend has been declared by SSMC (2018: $139 million, distributed subsequent to the end of the second quarter of 2018, with 38.8% being paid to our joint venture partner).

Cash flows

Our cash and cash equivalents during the first six months of 2019 increased by $240 million (excluding the effect of changes in exchange rates on our cash position of $1 million) as follows:

($ in millions, unless otherwise stated)	YTD 2019	YTD 2018

Net cash provided by (used for) operating activities	813	1,023
Net cash provided by (used for) investing activities	(280)	(306)
Net cash provided by (used for) financing activities	(293)	(1,276)
Net cash increase (decrease) in cash and cash equivalents	240	(559)

During the six months ended June 30, 2019, cash generated by operating activities of $813 million was primarily the result of $30 million of net income, non-cash adjustments to net income of $1,124 million and a decrease in the net change in operating assets and liabilities of $351 million. Cash used in investing activities of $280 million during the six months ended June 30, 2019 consisted of cash used to acquire property, plant and equipment of $250 million, cash used to acquire intangible assets of $51 million and cash used to acquire available-for-sale securities of $17 million, offset by cash provided by the sale of our remaining equity interest in WeEn, net of tax for $37 million. Cash used in financing activities of $293 million during the six months ended June 30, 2019 consisted of cash used to repurchase long-term debt of $553 million, cash paid for debt issuance costs of $23 million, dividends paid to shareholders of $144 million, cash used to repurchase common stock of $1,360 million, offset by proceeds from the issuance of long-term debt of $1,750 million and the proceeds from the exercise of stock options of $37 million.

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During the six months ended July 1, 2018, cash generated by operating activities of $1,023 million was primarily the result of $136 million of net income and non-cash adjustments to net income of $1,067 million, offset by a decrease in the net change in operating assets and liabilities of $186 million. Cash used in investing activities of $306 million during the six months ended July 1, 2018 consisted primarily of cash used to acquire property, plant and equipment of $285 million, cash used to purchase interests in a business of $18 million and cash used to acquire intangible assets of $28 million, offset by cash proceeds from the sale of 24% of our equity interest in WeEn of $32 million. Cash used in financing activities of $1,276 million during the six months ended July 1, 2018 consisted primarily of cash used to repurchase long-term debt of $1,273 million in addition to cash used to repurchase common stock of $32 million, offset by proceeds from the exercise of stock options of $30 million.

YTD 2019 Financing Activities

2024 Revolving Credit Facility (“2024 RCF”)

On June 11, 2019, NXP B.V. together with NXP Funding LLC, entered into a $1.5 billion unsecured revolving credit facility agreement, replacing the $600 million secured revolving credit facility, entered into on December 7, 2015.

2020 Senior Notes

On June 11, 2019, NXP B.V. together with NXP Funding LLC, commenced a cash tender offer for any and all of their $600 million outstanding aggregate principal amount of the 4.125% Senior Notes due 2020 (“4.125% 2020 Notes”). An amount of $553 million aggregate principal amount of the 4.125% 2020 Notes were tendered in this offer and retired on June 18, 2019. The remaining $47 million were redeemed under the terms of the indenture governing these notes on July 3, 2019.

2026 and 2029 Senior Unsecured Notes

On June 18, 2019, NXP B.V., together with NXP USA Inc. and NXP Funding LLC, issued $750 million of 3.875% Senior Unsecured Notes due June 18, 2026 and $1 billion of 4.3% Senior Unsecured Notes due 2029. NXP used a portion of the net proceeds of the offering of these notes to repay in full, the 2020 Senior Notes, as described above. The remaining proceeds will be used to refinance the $1,150 million aggregate principal amount of Cash Convertible Notes due 2019 issued by NXP Semiconductors N.V. on December 1, 2014 upon the maturity of these notes on December 1, 2019.

YTD 2018 Financing Activities

2023 Senior Notes

On March 2, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “Notes”) $500 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

2018 Senior Notes

On March 8, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “Notes”) $750 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

Contractual Obligations

During the first six months of 2019, our contractual obligations decreased by $5 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the second quarter of 2019, we had no off-balance sheet arrangements other than commitments resulting from normal business operations.

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Revenue	2,217	2,290	4,311	4,559
Cost of revenue	(1,066)	(1,110)	(2,088)	(2,207)

Gross profit	1,151	1,180	2,223	2,352

Research and development	(408)	(438)	(823)	(864)
Selling, general and administrative	(230)	(242)	(478)	(490)
Amortization of acquisition-related intangible assets	(355)	(363)	(712)	(723)
Other income (expense)	(1)	-	1	-

Operating income (loss)	157	137	211	275

Financial income (expense):
Extinguishment of debt	(10)	(26)	(10)	(26)
Other financial income (expense)	(79)	(45)	(162)	(113)

Income (loss) before income taxes	68	66	39	136

Benefit (provision) for income taxes	(21)	(4)	(12)	(6)
Results relating to equity-accounted investees	(1)	4	3	6

Net income (loss)	46	66	30	136

Less: Net income (loss) attributable to non-controlling interests	5	12	10	24
Net income (loss) attributable to stockholders	41	54	20	112

Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic	0.15	0.16	0.07	0.33
- Diluted	0.14	0.16	0.07	0.32

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	281,241	344,120	284,217	343,890
- Diluted	285,088	347,027	286,858	346,989

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

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Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Net income (loss)	46	66	30	136
Other comprehensive income (loss), net of tax:
Change in fair value cash flow hedges	5	(20)	5	(16)
Change in foreign currency translation adjustment	6	(71)	(6)	(41)
Change in net actuarial gain (loss)	(2)	(1)	(4)	(3)
Change in unrealized gains/losses available-for-sale securities	-	-	-	3
Total other comprehensive income (loss)	9	(92)	(5)	(57)
Total comprehensive income (loss)	55	(26)	25	79

Less: Comprehensive income (loss) attributable to non-controlling interests	5	12	10	24
Total comprehensive income (loss) attributable to stockholders	50	(38)	15	55

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

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Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	3,030	2,789
Accounts receivable, net	780	792
Assets held for sale	81	-
Inventories, net	1,144	1,279
Other current assets	396	365
Total current assets	5,431	5,225
Non-current assets:
Other non-current assets	706	545
Property, plant and equipment, net of accumulated depreciation of
$3,519 and $3,299	2,397	2,436
Identified intangible assets, net of accumulated amortization of
$5,401 and $4,716	3,737	4,467
Goodwill	8,788	8,857
Total non-current assets	15,628	16,305
Total assets	21,059	21,530

Liabilities and equity
Current liabilities:
Accounts payable	770	999
Restructuring liabilities-current	53	60
Other current liabilities	983	1,219
Short-term debt	1,177	1,107
Total current liabilities	2,983	3,385
Non-current liabilities:
Long-term debt	7,361	6,247
Restructuring liabilities	-	5
Deferred tax liabilities	337	450
Other non-current liabilities	858	753
Total non-current liabilities	8,556	7,455
Equity:
Non-controlling interests	195	185
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2018: 645,754,500 shares)
- Issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2018: 430,503,000 shares)
- Issued and fully paid: 328,702,719 shares (2018: 328,702,719 shares)	67	67
Capital in excess of par value	15,635	15,460
Treasury shares, at cost:
- 49,949,971 shares (2018: 35,913,021 shares)	(4,497)	(3,238)
Accumulated other comprehensive income (loss)	118	123
Accumulated deficit	(1,998)	(1,907)
Total Stockholders’ equity	9,325	10,505
Total equity	9,520	10,690
Total liabilities and equity	21,059	21,530

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-13]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Cash flows from operating activities:
Net income (loss)	46	66	30	136
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	506	496	1,008	987
Share-based compensation	87	69	173	138
Amortization of discount on debt	11	11	22	21
Amortization of debt issuance costs	3	2	6	5
Net (gain) loss on sale of assets	1	-	1	-
Loss on extinguishment of debt	10	26	10	26
Results relating to equity-accounted investees	1	1	(3)	(1)
Deferred tax expense (benefit)	(30)	(67)	(93)	(109)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	31	86	(11)	167
(Increase) decrease in inventories	84	(76)	122	(112)
Increase (decrease) in accounts payable and other liabilities	(218)	(225)	(468)	(251)
Decrease (increase) in other non-current assets	(14)	10	6	10
Exchange differences	1	(5)	7	-
Other items	(2)	9	3	6
Net cash provided by (used for) operating activities	517	403	813	1,023
Cash flows from investing activities:
Purchase of identified intangible assets	(23)	(10)	(51)	(28)
Capital expenditures on property, plant and equipment	(106)	(129)	(250)	(285)
Purchase of interests in businesses, net of cash acquired	-	(18)	-	(18)
Proceeds from sale of interests in businesses	-	32	37	32
Purchase of available-for-sale securities	(15)	(7)	(17)	(7)
Proceeds from the sale of securities	-	-	1	-
Net cash provided by (used for) investing activities	(144)	(132)	(280)	(306)
Cash flows from financing activities:
Repurchase of long-term debt	(553)	(1,273)	(553)	(1,273)
Principal payments on long-term debt	-	(1)	-	(1)
Proceeds from the issuance of long-term debt	1,750	-	1,750	-
Cash paid for debt issuance costs	(23)	-	(23)	-
Dividends paid to common stockholders	(71)	-	(144)	-
Proceeds from issuance of common stock through stock plans	5	10	37	30
Purchase of treasury shares and restricted stock unit withholdings	(645)	(2)	(1,360)	(32)
Net cash provided by (used for) financing activities	463	(1,266)	(293)	(1,276)
Effect of changes in exchange rates on cash positions	2	(7)	1	(7)
Increase (decrease) in cash and cash equivalents	838	(1,002)	241	(566)
Cash and cash equivalents at beginning of period	2,192	3,983	2,789	3,547
Cash and cash equivalents at end of period	3,030	2,981	3,030	2,981

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Supplemental disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	78	75	103	96
Income taxes	66	3	275	47

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stock- holders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2018	292,790	67	15,460	(3,238)	123	(1,907)	10,505	185	10,690
Net income (loss)						(21)	(21)	5	(16)
Other comprehensive income					(14)		(14)		(14)
Share-based compensation plans			87				87		87
Shares issued pursuant to stock awards	867			83		(51)	32		32
Treasury shares and restricted stock unit withholdings	(8,482)			(715)			(715)		(715)
Shareholder tax on repurchased shares						(62)	(62)		(62)
Dividends common stock ($0.25 per share)						(71)	(71)		(71)
Balance as of March 31, 2019	285,175	67	15,547	(3,870)	109	(2,112)	9,741	190	9,931
Net income (loss)						41	41	5	46
Other comprehensive income					9		9		9
Share-based compensation plans			88				88		88
Shares issued pursuant to stock awards	194			18		(12)	6		6
Treasury shares and restricted stock unit withholdings	(6,616)			(645)			(645)		(645)
Change in estimate of shareholder tax on repurchased shares						155	155		155
Dividends common stock ($0.25 per share)						(70)	(70)		(70)
Balance as of June 30, 2019	278,753	67	15,635	(4,497)	118	(1,998)	9,325	195	9,520

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stock- holders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2017	342,924	71	15,960	(342)	177	(2,339)	13,527	189	13,716
Net income (loss)						58	58	12	70
Other comprehensive income					32		32		32
Share-based compensation plans			68				68		68
Shares issued pursuant to stock awards	1,320			139		(119)	20		20
Treasury shares and restricted stock unit withholdings	(251)			(30)			(30)		(30)
Cumulative effect adjustments					3	11	14		14
Balance as of April 1, 2018	343,993	71	16,028	(233)	212	(2,389)	13,689	201	13,890
Net income (loss)						54	54	12	66
Other comprehensive income					(92)		(92)		(92)
Share-based compensation plans			71				71		71
Shares issued pursuant to stock awards	369			43		(33)	10		10
Treasury shares and restricted stock unit withholdings	(25)			(2)			(2)		(2)
Dividends non-controlling interests								(54)	(54)
Balance as of July 1, 2018	344,337	71	16,099	(192)	120	(2,368)	13,730	159	13,889

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation and Overview

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20‑F for the year ended December 31, 2018.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2018.

Prior to January 1, 2019, HPMS was our sole reportable segment. Corporate and Other represented the remaining portion to reconcile to the Consolidated Financial Statements. Effective January 1, 2019, NXP removed the reference to HPMS in its organizational structure in acknowledgement of the one reportable segment representing the entity as a whole.

On May 29, 2019, we entered into a definitive agreement with Marvell under which NXP will acquire Marvell’s Wireless WiFi Connectivity Business Unit, Bluetooth technology portfolio and related assets, for $1.76 billion in cash. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close by the first quarter of 2020 even though there could be a possibility for an accelerated closing timeline.

On June 18, 2019, the Company announced the voting results of the June 17, 2019 annual general meeting of shareholders (“AGM”). All management proposals, including the appointment of three new non-executive directors (Ms. Lena Olving, Ms. Jasmin Staiblin and Mr. Karl-Henrik Sundström), the Omnibus Plan and the Share Repurchase Authorization, were adopted by the AGM. The Company also announced the same date the decision of its board of directors that the company for reporting purposes will apply the U.S. domestic filer requirements.

2 Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

Except for the changes below, no material changes have been made to the Company's significant accounting policies disclosed in Note 2 Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2018. The accounting policy information below is to aid in the understanding of the financial information disclosed.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), followed in July 2018 by ASU 2018-10, Codification Improvements to Topic 842 Leases, and ASU 2018-11, Leases (Topic 842): Targeted Improvements. Under the new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of this adoption and the required disclosures, the Company revised its accounting policy for leases as stated below.

The new standard became effective for us on January 1, 2019. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. See also Note 9, Leases.

[-16]

Leases

As of January 1, 2019, our impact resulting from operating leases is as follows:

×	We have recognized right-of-use (ROU) assets (within other non-current assets) and lease liabilities of $188 million.
×	The short-term portion of the lease liabilities of $53 million is classified in the consolidated balance sheet in other current liabilities.
×	The long-term portion of the lease liabilities of $135 million is classified in the consolidated balance sheet in other non-current liabilities.

We elected to adopt the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs, along with the practical expedient to use hindsight when determining the lease term.

We determine if an arrangement is a lease at inception of the arrangement. Once it is determined that an arrangement is, or contains, a lease, that determination should only be reassessed if the legal arrangement is modified. Changes to assumptions such as market-based factors do not trigger a reassessment. Determining whether a contract contains a lease requires judgement. In general, arrangements are considered to be a lease when all of the following apply:

×	It conveys the right to control the use of an identified asset for a period of time in exchange for consideration;
×	We have substantially all economic benefits from the use of the asset; and
×	We can direct the use of the identified asset.

The terms of a lease arrangement determine how a lease is classified and the resulting income statement recognition. When the terms of a lease effectively transfer control of the underlying asset, the lease represents an in substance financed purchase (sale) of an asset and the lease is classified as a finance lease by the lessee and a sales-type lease by the lessor. When a lease does not effectively transfer control of the underlying asset to the lessee, but the lessor obtains a guarantee for the value of the asset from a third party, the lessor would classify a lease as a direct financing lease. All other leases are classified as operating leases.

With the exception of two instances (with a combined value of approximately $30 million), the Company’s lease arrangements were all operating leases.

Lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at January 1, 2019 or commencement date, if later, in determining the present value of future payments. The lease ROU asset includes any lease payment made and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease which are included in the measurement of the ROU assets and lease liabilities when it is reasonably certain that we will exercise that option.

For operating leases the lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. For finance leases each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Consolidated statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The finance lease asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

We have lease agreements with lease and non-lease components. Except for gas and chemical contracts, NXP did not make the election to treat the lease and non-lease components as a single component, and considers the non-lease components as a separate unit of account.

Accounting standards adopted in 2019

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases, and ASU 2018-11, Leases (Topic 842): Targeted Improvements.

[-17]

ASU 2018-11 clarifies narrow aspects of Topic 842. ASU 2018-11 provides entities with an additional transition method to adopt the new leases standard. Under the new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In March 2019, the FASB issued ASU 2019-01 Leases (Topic 842): Codification Improvements, which clarified transition disclosures. The new leases standard became effective for us on January 1, 2019, and the Company applied the new transition method in ASU 2018-11. The most significant impact of adopting ASC 842 was related to recording lease asset and related liabilities on our balance sheet, which did not have a material impact on our financial position or results of operations.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvement to Accounting for Hedging Activities. ASU 2017-12 simplifies certain aspects of hedge accounting and improves disclosures of hedging arrangements through the elimination of the requirement to separately measure and report hedge ineffectiveness. The ASU generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. Entities must apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements must be applied prospectively. ASU 2017-12 became effective for us on January 1, 2019. The adoption of this guidance did not have a material impact on our financial position or results of operations.

Recently issued accounting standards

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, the one step quantitative impairment test calculates goodwill impairment as the excess of the carrying value of a reporting unit over its fair value, up to the carrying value of the goodwill. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU should be applied on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2018, the FASB issued ASU 2018-13, Fair Value measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2019, with early adoption permitted. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company does not expect the adoption of this guidance to have a material impact on our financial statement disclosures.

[-18]

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. ASU 2018-14 removes disclosures that no longer are considered cost beneficial, clarifies the specific requirements of disclosures, and adds disclosure requirements identified as relevant. ASU 2018-14 should be applied on a retrospective basis to all periods presented and is effective for annual reporting periods beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial statement disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 requires a customer in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. Therefore, a customer in a hosting arrangement that is a service contract determines which project stage an implementation activity relates to. Costs for implementation activities in the application development stage are capitalized depending on the nature of the costs, while costs incurred during the preliminary project and post-implementation stages are expensed as the activities are performed. ASU 2018-15 also requires the customer to expense the capitalized implementation costs over the term of the hosting arrangement, and to apply the existing impairment guidance in Subtopic 350-40 to the capitalized implementation costs as if the costs were long-lived assets. ASU 2018-15 can be applied either retrospectively or prospectively and is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

There were no material acquisitions during the first six months of 2019. On March 27, 2019, we sold our remaining equity interest in WeEn, receiving net cash proceeds of $37 million.

There were no material acquisitions during the first six months of 2018.

In June 2018, NXP completed the sale of 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP, receiving $32 million in cash proceeds. At December 31, 2018, due to the intended sale of the remaining interest in WeEn, NXP transferred the remaining holding to other current assets.

4 Assets Held for Sale

In the second quarter of 2019, NXP management, in reviewing its portfolio, concluded that certain activities were no longer fitting the NXP strategic portfolio and took actions that resulted in the assets meeting the held for sale criteria.

The following table summarizes the carrying value of these assets held for sale:

June 30, 2019

Inventories	13
Intangible assets	1
Goodwill	67
Assets held for sale	81

[-19]

5 Supplemental Financial Information

Statement of Operations Information:

Disaggregation of revenue

The following table presents revenue disaggregated by sales channel:

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Distributors	1,083	1,190	2,045	2,325
Original Equipment Manufacturers and Electronic Manufacturing Services	1,112	1,003	2,226	2,034
Other 1)	22	97	40	200
Total	2,217	2,290	4,311	4,559

1) Represents revenue for other services as of January 1, 2019 and represents revenue classified in Corporate and Other for prior periods.

Depreciation, amortization and impairment

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Depreciation of property, plant and equipment	128	119	252	235
Amortization of internal use software	2	2	4	4
Amortization of other identified intangible assets	376	375	752	748
Total	506	496	1,008	987

Other income (expense)

As of January 1, 2019, income derived from manufacturing service arrangements (“MSA”) and transitional service arrangements (“TSA”) that are put in place when we divest a business or activity, is included in other income (expense). These arrangements are short-term in nature and are expected to decrease as the divested business or activity becomes more established.

The following table presents the split of other income (expense):

	For the three months ended	For the six months ended
	June 30, 2019	June 30, 2019

Income from MSA and TSA arrangements	23	49
Expenses from MSA and TSA arrangements	(23)	(47)
Result from MSA and TSA arrangements	-	2
Other, net	(1)	(1)
Total	(1)	1

[-20]

Financial income and expense

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Interest income	12	12	25	25
Interest expense	(89)	(61)	(176)	(136)
Total interest expense, net	(77)	(49)	(151)	(111)
Foreign exchange rate results	(1)	5	(7)	-
Extinguishment of debt	(10)	(26)	(10)	(26)
Miscellaneous financing costs/income and other, net	(1)	(1)	(4)	(2)
Total other financial income (expense)	(12)	(22)	(21)	(28)
Total	(89)	(71)	(172)	(139)

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Net income (loss)	46	66	30	136
Less: net income (loss) attributable to non-controlling interests	5	12	10	24
Net income (loss) attributable to stockholders	41	54	20	112

Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	281,241	344,120	284,217	343,890
Plus incremental shares from assumed conversion of:
Options 1)	767	1,280	771	1,435
Restricted Share Units, Performance Share Units and Equity Rights 2)	3,080	1,627	1,870	1,664
Warrants 3)	-	-	-	-
Dilutive potential common share	3,847	2,907	2,641	3,099

Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	285,088	347,027	286,858	346,989

EPS attributable to stockholders in $:
Basic net income (loss)	0.15	0.16	0.07	0.33
Diluted net income (loss)	0.14	0.16	0.07	0.32

1)

Stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding in Q2 2019 (Q2 2018: 0.1 million shares) and stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding YTD 2019 (YTD 2018: 0.1 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.

2)

Unvested RSU’s, PSU’s and equity rights of 0.3 million shares that were outstanding in Q2 2019 (Q2 2018: 0.3 million shares) and unvested RSU’s, PSU’s and equity rights of 0.3 million shares that were outstanding YTD 2019 (YTD 2018: 0.3 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet.

3)

Warrants to purchase up to 11.3 million shares of NXP’s common stock at a price of $131.84 per share were outstanding in Q2 and YTD 2019 (Q2 and YTD 2018: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of both Q2 and YTD 2019 and Q2 and YTD 2018, the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares.

Balance Sheet Information

[-21]

Cash and cash equivalents

At June 30, 2019 and December 31, 2018, our cash balance was $3,030 million and $2,789 million, respectively, of which $144 million and $140 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the first six months of 2019, no dividend has been declared by SSMC (2018: $139 million, distributed subsequent to the end of the second quarter of 2018, with 38.8% being paid to our joint venture partner).

Inventories

The portion of finished goods stored at customer locations under consignment amounted to $37 million as of June 30, 2019 (December 31, 2018: $52 million).

Inventories are summarized as follows:

	June 30, 2019	December 31, 2018

Raw materials	55	74
Work in process	883	949
Finished goods	206	256
	1,144	1,279

The amounts recorded above are net of allowance for obsolescence of $114 million as of June 30, 2019 (December 31, 2018: $111 million).

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Accumulated Other Comprehensive Income (loss)

As of December 31, 2018	218	(3)	(92)	123
Other comprehensive income (loss) before reclassifications	(6)	(1)	(4)	(11)
Amounts reclassified out of accumulated other comprehensive income (loss)	-	7	-	7
Tax effects	-	(1)	-	(1)
Other comprehensive income (loss)	(6)	5	(4)	(5)
As of June 30, 2019	212	2	(96)	118

Cash dividends

The following dividend was declared in 2019 under NXP’s quarterly dividend program which was introduced as of the third quarter of 2018:

	Fiscal year 2019
	Dividend per share	Amount

First quarter	0.25	71
Second quarter	0.25	70
	0.50	141

[-22]

The dividend declared (not yet paid) is classified in the consolidated balance sheet in other current liabilities as of June 30, 2019 and subsequently paid on July 5, 2019.

Shareholder tax on repurchased shares

Under Dutch tax law, the repurchase of a company’s shares by an entity domiciled in the Netherlands results in a taxable event, unless exemptions apply. The tax on the repurchased shares is attributed to the shareholders, with NXP making the payment on the shareholders’ behalf. As such, the tax on the repurchased shares is accounted for within stockholders’ equity. At June 30, 2019, within other current liabilities in our consolidated balance sheet, an accrual of $130 million remained for this tax.

6 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in restructuring liabilities in 2019:

	Balance January 1, 2019	Additions	Utilized	Released	Other changes	Balance June 30, 2019

Restructuring liabilities	65	29	(37)	(4)	-	53

The total restructuring liability as of June 30, 2019 of $53 million is classified in the consolidated balance sheet in other current liabilities.

The components of restructuring charges recorded for each of the three and six month periods ended June 30, 2019 and July 1, 2018 are as follows:

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Personnel lay-off costs	5	-	30	-
Other exit costs	-	(1)	-	-
Net restructuring charges	5	(1)	30	-

These restructuring charges recorded in operating income, for the periods indicated, are included in the following line items in the statement of operations:

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Cost of revenue	-	-	4	-
Selling, general and administrative	-	-	10	1
Research and development	5	-	16	-
Other income (expense)	-	(1)	-	(1)
Net restructuring charges	5	(1)	30	-

7 Income Taxes

Benefit/provision for income taxes:

[-23]

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Tax expense (benefit)	21	4	12	6
Effective tax rate	30.9%	6.1%	30.8%	4.4%

Our effective tax rate reflects the impact of tax incentives, non-deductible expenses, change in valuation allowance, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the mix of income and losses in various jurisdictions. Our effective tax rate for the first six months of 2019 was a tax expense of 30.8% compared with an expense of 4.4% for the first six months of 2018. The movement in our effective tax rate reflects mainly the increase in the change in valuation allowance ($22 million) and non-deductible expenses ($16 million) which is partly offset by higher tax incentive benefits in first half year 2019 compared to the same period in 2018 ($7 million).

The Company benefits from income tax incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2026. The impact of this tax holiday decreased foreign taxes by $2 million and $5 million for the second quarters of 2019 and 2018, respectively (YTD 2019: decrease of $4 million and YTD 2018: decrease of $10 million). The benefit of this tax holiday on net income per share (diluted) was $0.01 for the second quarter of 2019 (YTD 2019: $0.02) and $0.02 for the second quarter of 2018 (YTD 2018: $0.03).

8 Identified Intangible Assets

Identified intangible assets as of June 30, 2019 and December 31, 2018 respectively were composed of the following:

	June 30, 2019		December 31, 2018
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

IPR&D 1)	184	-	276	-
Marketing-related	81	(58)	81	(50)
Customer-related	948	(314)	964	(301)
Technology-based	7,925	(5,029)	7,862	(4,365)
Identified intangible assets	9,138	(5,401)	9,183	(4,716)

1) IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2019 (remaining)	757
2020	1,302
2021	525
2022	417
2023	230

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 3 years as of June 30, 2019 (December 31, 2018: 4 years).

9 Debt

The following table summarizes the outstanding debt as of June 30, 2019 and December 31, 2018:

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		June 30, 2019		December 31, 2018
	Maturities	Amount	Effective rate	Amount	Effective rate

Fixed-rate 4.125% senior unsecured notes	Jun, 2020	47	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 4.875% senior unsecured notes	Mar, 2024	1,000	4.875	1,000	4.875
Fixed-rate 5.35% senior unsecured notes	Mar, 2026	500	5.350	500	5.350
Fixed-rate 3.875% senior unsecured notes	Jun, 2026	750	3.875	-	-
Fixed-rate 5.55% senior unsecured notes	Dec. 2028	500	5.550	500	5.550
Fixed-rate 4.3% senior unsecured notes	Jun, 2029	1,000	4.300	-	-
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	-	-	-	-
Total principal		8,597		7,400
Liabilities arising from capital lease transactions		-		27
Unamortized discounts, premiums and debt issuance costs		(40)		(31)
Fair value of embedded cash conversion option		(19)		(42)
Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		8,538		7,354
Current portion of long-term debt		(1,177)		(1,107)
Long-term debt		7,361		6,247

YTD 2019 Financing Activities

2024 Revolving Credit Facility

On June 11, 2019, NXP B.V. together with NXP Funding LLC, entered into a $1.5 billion unsecured revolving credit facility agreement, replacing the $600 million secured revolving credit facility, entered into on December 7, 2015.

2020 Senior Notes

On June 11, 2019, NXP B.V. together with NXP Funding LLC, commenced a cash tender offer for any and all of their $600 million outstanding aggregate principal amount of the 4.125% Senior Notes due 2020 (“4.125% 2020 Notes”). An amount of $553 million aggregate principal amount of the 4.125% 2020 Notes were tendered in this offer and retired on June 18, 2019. The remaining $47 million were redeemed under the terms of the indenture governing these notes on July 3, 2019.

2026 and 2029 Senior Unsecured Notes

On June 18, 2019, NXP B.V., together with NXP USA Inc. and NXP Funding LLC, issued $750 million of 3.875% Senior Unsecured Notes due 2026 and $1 billion of 4.3% Senior Unsecured Notes due 2029. NXP used a portion of the net proceeds of the offering of these notes to repay in full, the 2020 Senior Notes, as described above. The remaining proceeds will be used to refinance the $1,150 million aggregate principal amount of Cash Convertible Notes due 2019 issued by NXP Semiconductors N.V. on December 1, 2014 upon the maturity of these notes on December 1, 2019.

Certain terms and Covenants of the notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, may in some circumstances limit the Company's ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company has been in compliance with any such indentures and financing covenants as of June 30, 2019.

No portion of long-term and short-term debt as of June 30, 2019 and December 31, 2018 has been secured by collateral.

10 Leases

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Operating and finance lease assets relate to buildings (corporate offices, research and development and manufacturing facilities and datacenters), land, machinery and installations and other equipment (vehicles and certain office equipment). These leases have remaining lease terms of 1 to 30 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to terminate the leases within 1 year. As of June 30, 2019, assets recorded under finance leases were $29 million and accumulated depreciation associated with finance leases was $4 million.

The components of lease expense were as follows:

	For the three months ended	For the six months ended
	June 30, 2019	June 30, 2019

Operating lease cost	13	26

Finance lease cost:
Amortization of right-of-use assets	-	1
Interest on lease liabilities	1	1
Total finance lease cost	1	2

Other information related to leases was as follows:

($ In millions, unless otherwise stated)	For the three months ended	For the six months ended
	June 30, 2019	June 30, 2019

Supplemental cash flows information:
Operating cash flows from operating leases	13	26
Operating cash flows from finance leases	1	2
Financing cash flows from finance leases	-	-

Right-of-use assets obtained in exchange for lease obligations:
Operating leases 1)	10	198
Finance leases	-	-

1) $188 million recorded on January 1, 2019 in accordance with the adoption of ASC 842.

Weighted average remaining lease term:
Operating leases		5.3 years
Finance leases		12.9 years

Weighted average discount rate:
Operating leases		3.4%
Finance leases		4.5%

Future minimum lease payments as of June 30, 2019 were as follows:

	As of
	June 30, 2019
	Operating leases	Finance leases

2019 (remaining)	29	1
2020	53	3
2021	39	3
2022	20	3
2023	17	3
Thereafter	36	22
Total future minimum lease payments	194	35
Less: imputed interest	(19)	(9)
Total	175	26

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Lease liabilities related to leases are split between current and non-current:

	As of
	June 30, 2019
	Operating leases	Finance leases

Other current liabilities	53	1
Other non-current liabilities	122	25
Total	175	26

Operating lease right-of-use assets are $175 million as of June 30, 2019 and are included in other non-current assets in the consolidated balance sheet.

11 Related-Party Transactions

The Company's related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees and, up to July 26, 2018, Qualcomm Incorporated. As of the divestment of the SP business on February 7, 2017, the newly formed Nexperia has become a related party.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and other income and purchase of goods and services incurred in transactions with these related parties:

	For the three months ended		For the six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018

Revenue and other income	21	45	44	79
Purchase of goods and services	16	25	35	52

The following table presents the amounts related to receivable and payable balances with these related parties:

	June 30, 2019	December 31, 2018

Receivables	27	25
Payables	46	49

As part of the divestment of the SP business, we entered into a lease commitment and related services to Nexperia, that is $24 million as of June 30, 2019, and committed $[50] million to an investment fund affiliated with Nexperia’s owners.

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12 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		June 30, 2019		December 31, 2018
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Assets:
Notes hedge	3	68	68	24	24
Other financial assets	2	48	48	32	32
Derivative instruments – assets	2	8	8	6	6

Liabilities:
Short-term debt	2	-	-	(2)	(2)
Short-term debt (bonds)	2	(47)	(47)	-	-
Short-term debt (2019 Cash Convertible Senior Notes)	2	(1,130)	(1,205)	(1,105)	(1,327)
Long-term debt (bonds)	2	(7,361)	(7,765)	(6,222)	(6,191)
Other long-term debt	2	-	-	(25)	(25)
Notes Embedded Conversion Derivative	3	(68)	(68)	(24)	(24)
Derivative instruments – liabilities	2	(8)	(8)	(2)	(2)

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At June 30, 2019, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. The volatility factor utilized at June 30, 2019 was 35.8% and at December 31, 2018 the volatility factor utilized was 34.8%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable securities and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

13 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Some of these claims may possibly be recovered from insurance reimbursements. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our Consolidated Statement of Operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Legal fees are expensed when incurred.

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Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $94 million accrued for potential and current legal proceedings pending as of June 30, 2019, compared to $123 million accrued (without reduction for any related insurance reimbursements) at December 31, 2018. The accruals are included in “Other current liabilities” and “Other non-current liabilities”. As of June 30, 2019, the Company’s balance related to insurance reimbursements was $54 million (December 31, 2018: $65 million) and is included in “Other current assets” and “Other non-current assets”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at June 30, 2019, the Company believes that for all litigation pending its potential aggregate exposure to loss in excess of the amount accrued (without reduction for any amounts that may possibly be recovered under insurance programs) could range between $0 and $167 million. Based upon our past experience with these matters, the Company would expect to receive insurance reimbursement on certain of these claims that would offset the potential maximum exposure of up to $134 million.

In addition, the Company is currently assisting Motorola in the defense of personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004. The Company is also defending a suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 36 individuals. The Motorola suits allege exposures between 1965 and 2006. Each claim seeks an unspecified amount of damages for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

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